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Vanta: A year of tremendous growth

Over the past year, Vanta has achieved extraordinary growth across virtually every measure of their business.

Dec 11, 2023



In a little more than a year since we made our initial investment, we've been incredibly impressed with Vanta's execution, speed, and product development. Fundrise CEO Ben Miller recently interviewed Vanta CEO Christina Cacioppo on the Onward podcast. We recommend giving that a listen. In the interview you'll hear Christina's heads down, no nonsense approach to company building. While we appreciate her humble and forward looking approach, we'd like to do some bragging on her behalf to highlight the tremendous amount of progress Christina and her team have made over the past year.



Highlights

- **Strategic investors**: Atlassian Ventures, HubSpot Ventures, and Workday Ventures backed Vanta as new strategic investors.
- **Growth**: While we can't share revenue numbers, Vanta's publicly disclosed customer growth is phenomenal, particularly given the macro context. When Vanta announced the Series B extension that we participated in October 2022 they listed 4,000 customers. When they announced their new Trust Center product in November 2023, they listed 6,000 customers.
- **Product innovation**: The company's product velocity has been very impressive. They've expanded their capabilities with three new product releases - Vanta AI, Vanta Trust Center, Vendor Risk Management, and Questionnaire Automation following their acquisition of Trustpage.
- **International Expansion**: Vanta added offices in Dublin and Sydney and counts customers in 58 countries.

Vanta in the media

- Forbes did a terrific piece called "How Christina Cacioppo Built Startup Vanta Into A $1.6 Billion Unicorn To Automate Complicated Security Compliance Issues"
- Vanta earned a spot on the Forbes Cloud 100 along with Databricks, Canva, ServiceTitan, and dbt Labs
- Vanta was awarded a spot on the 2023 CNBC Disruptor 50 list along with Databricks and Canva

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Follow-on investments from strategic investors

Vanta added Atlassian Ventures, HubSpot Ventures, and Workday Venture as strategic investors in May of this year. These strategic investors provide partnership opportunities across their large customer base and can support native integrations that will improve mutual customer experience.

> *"Developing trust and providing companies with solutions to support them as they grow is essential to our mission to help organizations grow better. Vanta enables companies to strengthen trust with customers by improving security and compliance management, making them a natural partner to HubSpot."*
>
> — Eric Richard, HubSpot Chief Information Security Officer (CISO) and SVP of Engineering Operations

Vanta also announced an expanded strategic partnership with Crowdstrike, a global cybersecurity leader and public company. Crowdstrike initially joined as a strategic investor in the October 2022 Series B extension. Crowdstrike is a $50 billion cyber-security company that offers Vanta significant distribution potential as part of their expanded partnership.

New product initiatives

Vanta has delivered multiple material product initiatives over the past year, most notably Vanta AI, Vendor Risk Management, Vanta Trust Center, and Questionnaire Automation following their acquisition of Trustpage. These product initiatives advance Vanta's core goal of securing the internet and making good security good for business. With these product investments, Vanta is deepening their core capabilities of making it easier to achieve security compliance frameworks and also leveraging their expertise to address a broader set of security-related challenges for their customers.

Vendor Risk Management Product Launch

As we outlined in our initial update, Vanta helps software vendors obtain the necessary security compliance certifications that software buyers require before they purchase third party software. Receiving a compliance certification like SOC 2 is a critical step in ensuring that onboarding a new software won't pose security risks for the software buyer, but the certification isn't the only step enterprises take. Historically buyers of software have relied on a mix of manual, point-in-time assessment like questionnaires, checklists, and phone calls to onboard a new software vendor. Vanta's Vendor Risk Management product allows customers to track all of their software vendors in one place, streamline and standardize their review process, and highlight at-risk vendors. This provides IT teams greater visibility into their security posture while also eliminating manual processes so that teams can focus on their most critical security initiatives.

Vanta started as the best way for sellers of software to prove security to the buyers. With the VRM product, Vanta is now able to provide the best way for buyers to evaluate the security of their vendors. This helps address the other side of the problem Vanta was founded to solve - companies are increasingly using third-party software to run their business, but don't know which tools they can trust with their customers' data.

Trustpage Acquisition

While the new VRM product addresses the manual aspects of the security vendor review process from the buyer's perspective, the acquisition of Trustpage fills out Vanta's capabilities on the software seller side. This is the customer set and core problem space that Vanta is already serving with their core compliance certification products so it's a highly complementary fit. Trustpage provides organizations a platform to collaborate on, automate, and accelerate end-to-end security reviews and questionnaires. In addition to the product expansion, the acquisition also added a very capable team and nearly 400 additional customers like ZoomInfo, Pendo, and Sift. Aspects of the Trustpage capabilities are incorporated in Vanta's security questionnaire trust center products.

Vanta Trust Center

When we first invested, Vanta was early in a product push to allow customers to shift from point-in-time compliance with SOC 2 reports to demonstrating a continuous compliance posture. Vanta has continued to progress this product initiative with their newly launched Vanta Trust Center. The Trust center is a unified destination for companies to demonstrate their security and compliance posture to potential customers. By streamlining and centralizing a company's security posture in real-time, Trust Center enables customers to alleviate security concerns and close deals >30% faster. This builds on the Trustpage acquisition, and when paired with the rest of the Vanta suite, Trust Center significantly reduces the manual, repetitive tasks facing security and sales teams, freeing up valuable time and enhancing customer trust.

Vanta AI



In October, Vanta launched Vanta AI, a suite of tools that leverages the new capabilities of large language models (LLMs) to alleviate manual aspects surrounding Vanta's products. With the tagline "leave the busy work to AI", the goal of Vanta AI is to reduce the amount of time security teams spend on lower value, time-intensive tasks and allow them to focus on more strategic priorities. Vanta AI is accessible across key parts of the product suite including the Vendor Risk Management and the Security Questionnaire products with additional functionality coming to compliance controls soon.

Expand Internationally

Vanta now has customers from 58 different nations, broadening its worldwide presence with offices in Australia and Ireland. Roughly 1 in every 4 Vanta customers are headquartered outside of the U.S. Vanta also launched an EU data center to support data regulation needs of EU-based customers. Additionally, Vanta added pre-built policies, security awareness training, and email / Slack employee notifications in French, Spanish, German and English to help support their international adoption.

Increase Integrations

Since our initial investment, Vanta has dramatically increased the number of integrations they offer. Vanta declared 2023 would be the year of "infinite integrations" and they haven't disappointed. They've added dozens of integrations every month in 2023 and have increased the number of integrations by more than 4x. Such a deep list of integrations allows them to deliver greater value to their customer and to deliver that value more quickly in the customer's journey. It also makes them more attractive to potential customers and further solidifies their market leading position. Vanta's velocity in adding new integrations speaks to the caliber of their product execution and focus on continuously improving the customer experience.

Exceptional Execution

Undergirding all of the progress on the growth initiatives above is an incredibly capable team who have continued to execute at a high level despite a challenging macro backdrop. Concurrently launching multiple material new products, integrating an acquisition, building out an international presence, and delivering high velocity improvements to the core product experience can't be done without relentless execution. We'll update you of Vanta's major milestones and product initiatives as they progress. We continue to be excited about the growth potential ahead of Vanta. If you are looking for assistance with a SOC 2, vendor risk management, security questionnaire, or any other of Vanta's supported compliance frameworks, Fundrise investors can get $1,000 off Vanta here. We're confident that Vanta has the best products in the market, and hopefully we've demonstrated here that their product velocity will only increase their lead.

Help accelerate Vanta's growth and your investment

If you are looking for assistance with a SOC 2, vendor risk management, security questionnaire, or any other of Vanta's products and supported compliance frameworks, Fundrise investors can get $1,000 off Vanta here.

All updates on this asset

Vanta: The Innovation Fund's First Investment
Dec 21, 2022

Vanta: A year of tremendous growth
Dec 11, 2023

More about this asset

Vanta			
$5,000,000	09/07/2022	Mid-stage company	
Investment size	Date acquired	Asset type	